Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, MA 02451

August 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Care.com, Inc.
Registration Statement on Form S-3
File No. 333-219883
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Care.com, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-219883) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on August 28, 2017, or as soon thereafter as practicable.

Very Truly Yours,

CARE.COM, INC.

By:	/s/ Diane Musi
Diane Musi
General Counsel